Exhibit 8.1
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Sequans Communications Ltd.	United Kingdom
Sequans Communications Inc.	California (United States)
Sequans Communications Ltd. Pte.	Singapore
Sequans Communications (Israel) Ltd.	Israel
Sequans Communications Finland Oy	Finland
Sequans Communications SAS (Inactive)	France
ACP Advanced Circuit Pursuit AG	Switzerland
Bitquans Holdings LLC	Delaware (United States)